Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

June 2, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Business Holdings, Inc.
Item 4.01 Form 8-K
Filed May 19, 2008
File No. 333-132429

Dear Ms. Meadows:

On behalf of American Business Holdings, Inc. (“ABHI”), we respond as follows to the Staff’s comment letter dated May 20, 2008 relating to the above-captioned Form 8-K.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided AgFeed’s response to each comment immediately thereafter.

Item 4.01 8-K Filed May 19, 2008

1.	Please revise to clarify the date of dismissal of your former accountant and the date of engagement of the new accountant. Refer to paragraphs (a)(1)(i) and (a)(2) of Item 304 of Regulation S-K.

We have amended the last three sentences in the first paragraph of Item 4.01 to read in full as follows:

"We believe that it is in our best interest to have BJL continue to work with our business, and we therefore dismissed Gately & Associates and retained BJL as our new principal independent registered accounting firm.  BJL is located at 406 Lippincott Drive., Suite J, Marlton, NJ 08053.  The decision to change accountants was approved by our Board of Directors on May 13, 2008 and became effective as of May 14, 2008."

2.
We note from your disclosure that you requested Gately & Associates to provide a letter addressed to the Commission stating whether it agrees with the statements you made in Item 4.01.  Please note that this letter should be filed as an exhibit by amendment within 10 business days after this report or within two business days of its receipt.  Refer to paragraph (a)(3) of Item 304 of Regulation S-K.

We have revised the final paragraph of Item 4.01 to read in full as follows:

"We have provided Gately & Associates with a copy of the disclosures in this Item 4.01 and Gately & Associates has furnished us with a letter addressed to the Commission stating that it agrees with the statements we have made in this Item 4.01.  A copy of Gately & Associates' letter, dated May 30, 2008, is attached to this Current Report on Form 8-K as Exhibit 16.1."

Securities and Exchange Commission
June 2, 2008

Further, Exhibit 16.1 reads in full as follows:

Gately & Associates, LLC

May 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of the Form 8-K dated May 19, 2008, of American Business Holdings Inc., and are in agreement with the statements contained in the second, third, and fifth paragraphs of that Item.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Gately & Associates, LLC

Gately & Associates, LLC

We thank the Staff for its comments.  Please call me at 215-665-3828 if you have any questions or require any additional information.

Very truly yours,

/s/Brian S. North
Brian S. North

Enclosure